EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Profit	$130	$123	$254	$248

Add:
Provision for income taxes	46	64	105	121

Deduct:
Partnership income	(1)	(1)	(3)	(3)

Profit before income taxes and partnership income	$175	$186	$356	$366

Fixed charges:
Interest expense	$278	$279	$563	$549
Rentals at computed interest*	1	2	3	3

Total fixed charges	$279	$281	$566	$552

Profit before income taxes plus fixed charges	$454	$467	$922	$918

Ratio of profit before income taxes plus fixed charges to fixed charges	1.63	1.66	1.63	1.66

*Those portions of rent expense that are representative of interest cost.